NEWS RELEASE

STRATASYS APPOINTS YOAV ZEIF AS NEW CHIEF EXECUTIVE OFFICER

Seasoned executive leader chosen to drive strategy, go-to-market and growth acceleration

EDEN PRAIRIE, Minn. & REHOVOT, Israel – (BUSINESS WIRE) – Dec. 17, 2019 – Stratasys Ltd. (NASDAQ: SSYS), a global leader in additive manufacturing and 3D printing technology, today announced the appointment of Yoav Zeif as the company’s new Chief Executive Officer, effective Feb. 18, 2020. Current Interim CEO Elchanan (Elan) Jaglom will continue in his role as Chairman.

Mr. Zeif brings broad, global experience in industry transformation to Stratasys, having served in senior leadership roles for both public and private multi-billion-dollar corporations, leading worldwide operations across industries and professional domains. Zeif was President of the Americas Division, Head of Product Offering and Chief Commercial Officer at Netafim, the world’s largest micro-irrigation company, from 2013 to 2018. Prior to that, he was Senior Vice President of Products and Marketing at Makhteshim (now Adama Ltd.), a global crop-protection company, where he managed the entire portfolio of products and all global commercial relationships. Since 2018, Yoav has been a partner in the New York office of McKinsey & Company. Yoav obtained an Executive MBA from the Kellogg School of Management at Northwestern University and a Ph.D. in International Economics from Bar-Ilan University.

“Stratasys has led the expansion of the 3D printing industry for more than three decades, but the potential impact of this transformative technology across all industries is just beginning,” said Elchanan (Elan) Jaglom, Stratasys Chairman and Interim CEO. “Yoav brings the strong combination of leadership and global operational experience to fuel our next stage of growth. We are confident that as CEO he will advance our offering and further our vision to reshape the world of design, prototyping and manufacturing.”

Mr. Zeif has an extensive executive management background in leading sales, product, R&D and manufacturing activity in complex competitive environments – precisely the leadership needed for Stratasys to execute on its roadmap for the coming years. At Netafim, he led the global development of an advanced irrigation system that leveraged Internet of Things (IoT) technology and artificial intelligence. He restructured the organization’s go-to-market strategy and expanded its coverage through an M&A strategy. He also transformed Netafim’s global product offering, digital marketing, and Crop Management Technology unit. With responsibility spanning dozens of global geographies and multiple lines of business, Yoav delivered growth rates significantly higher than the surrounding market.

“Stratasys pioneered and continues to power the additive manufacturing landscape, enabling companies across virtually all industries to build and improve their businesses through 3D printing technology,” said Zeif. “In particular, thanks to its outstanding innovations and application engineering, it is clear that Stratasys is poised not only to reshape product development and prototyping but also to transform supply chains and manufacturing through efficiency and personalization. I am excited to be joining the company and its talented and dedicated teams around the world at such a pivotal time.”

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "future," "planned," or other words. These forward-looking statements include, but are not limited to, statements relating to the Company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential shifts in our overall strategy, including as related to any reorganization activities and our capital expenditures; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential failure to successfully consummate acquisitions or investments in new businesses, technologies, products or services; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D "Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission (the "SEC") on March 7th, 2019. Any forward-looking statements made in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Stratasys is a global leader in additive manufacturing and 3D printing technology and is the manufacturer of FDM® and PolyJet™ 3D Printers. The company’s technologies are used to create prototypes, manufacturing tools, and production parts for industries, including aerospace, automotive, healthcare, consumer products and education. For 30 years, Stratasys products have helped manufacturers reduce product-development time, cost, and time-to-market, as well as reduce or eliminate tooling costs and improve product quality. The Stratasys 3D printing ecosystem of solutions and expertise includes: 3D printers, materials, software, expert services, and on-demand parts production. Online at: www.stratasys.com, http://blog.stratasys.com and LinkedIn.

Stratasys Investor Relations

Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

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